SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
40 BANK STREET
LONDON E14 5DS
UNITED KINGDOM

December 2, 2011

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7553

Attention:	Mr. Russell Mancuso
Mr. Geoffrey Kruczek
Mr. Louis Rambo

Mr. Praveen Kartholy
Mr. Brian Cascio

Re:	Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A (File No. 001-34045)

Ladies and Gentlemen:

On behalf of Colfax Corporation (the “Company”), we are hereby responding to comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated December 1, 2011, relating to Amendment No. 1 to the Company’s proxy statement on Schedule 14A (the “Proxy Statement”), filed with the SEC on November 18, 2011. To facilitate the Staff’s review of the filing, we are furnishing to Mr. Louis Rambo under separate cover the marked printer’s proof of the amended Proxy Statement being filed contemporaneously herewith.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Staff's letter, and to facilitate your review, we have reproduced the text of the Staff's comments in italicized type below and provided responses immediately following the Staff's comment. Terms used herein and otherwise not defined herein shall have the meaning assigned to such terms in the Proxy Statement.

Unaudited Pro Forma Condensed Combined Financial Information, pages 213 and 214

1.
Please revise to disclose the components of the Charter U.S. GAAP adjustments of $11,787 and $16,413 for the nine months ended September 30, 2011 and for the year ended December 31, 2010, respectively. Similarly, please clarify the components of the transaction adjustments relating to selling, general and administrative expenses for the nine months ended September 30, 2011 and for the year ended December 31, 2010.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 213, 217-218 to disclose and clarify the relevant components.

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If you require any further information or have any questions please contact Scott Simpson on +44 20 7519 7040 or Jim McDonald at +44 20 7519 7183.

Very truly yours, /s/ Scott V. Simpson Scott V. Simpson Skadden, Arps, Slate, Meagher & Flom (UK) LLP

cc:           Lynne Puckett and Scott Brannan, Colfax Corporation